Wowjoint Holdings Limited Announces Change from Fiscal Year-End to Calendar Year-End; Updates Reporting Schedule

-- Results for four-month interim period ended December 31, 2009 and first quarter 2010 to be released in June 2010 --

BEIJING, May 10 /PRNewswire-Asia/ -- Wowjoint Holdings Limited ("Wowjoint," or the "Company") (NASDAQ GM: BWOW, BWOWU, BWOWW), a leading provider of customized heavy duty lifting and carrying machinery used in large scale infrastructure projects such as railway, highway and bridge construction, today announced that its board of directors has approved a change in the Company’s fiscal year-end from August 31 to December 31. As a result, the Company has commenced the auditing process for the four-month period ended December 31, 2009.  Results from the four-month period are expected to be released in June 2010, along with results from the new first-quarter ended March 31, 2010.  Audited results for the four-month period will be filed with the SEC as part of the Transition Report. At the time of the announcement in June, management will conduct a conference call to provide more details on both reporting periods.

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in such large scale infrastructure projects as railway, highway and bridge construction. Wowjoint's main product lines include launching gantries, tyre trolleys, special carriers and marine hoists. The company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint is well positioned to benefit directly from China's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Information on Wowjoint's products and other relevant information are available on its website at http://www.wowjoint.com.

Forward Looking Statements

This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

For additional information contact:

Company:
Anthony (Tony) Hung Chief Financial Officer Tel: +86-10-89579330 x8011 Email: tony@email.wowjoint.com

Investors:
Scott Powell HC International, Inc. Tel: +1-917-721-9480 Email: scott.powell@hcinternational.net Web: http://www.hcinternational.net